
September 6, 2006

Room 7010

Kathy I. Sheffield
Treasurer
Aaon, Inc.
2425 South Yukon Avenue
Tulsa, Oklahoma 74107

    Re: Aaon, Inc.
       Form 10-K for Fiscal Year Ended December 31, 2005
       Forms 10-Q for the Fiscal Quarter Ended March 31, 2006
       File No. 000-18953

Dear Ms. Sheffield:

  We have reviewed your response letter dated December 19, 2006 and have the following comment. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2005

Segments, page 38

1. We note your response to prior comment 1 of our letter dated September 6, 2006. Paragraph 10 of SFAS 131 defines an operating segment as

> a component of an enterprise that a) engages in business activities from which it may earn revenues and incur expenses, b) whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and c) for which discrete financial information is available.

We note that your CODM receives periodic reports which include discrete financial information for ACP, AAON, Inc. and AAON Canada on a monthly basis, as well as more detailed reports on a daily basis. As such, based on your response, it does not appear that you operate in a single operating segment.

Regarding the aggregation of your operating segments, in your response dated December 19, 2006, you state that ACP and AAON Canada are below the 10% thresholds for separate presentation in paragraph 18 of SFAS 131. Please be advised that (1) paragraph 18 requires that the revenue percentage be determined based on external and internal revenue and (2) even if ACP and AAON Canada both fell below the 10% thresholds in paragraph 18 of SFAS 131, they would not be permitted to be aggregated with AAON Inc. As such, paragraph 18 would not be a sufficient basis for presenting one reportable segment.

However, we note that the determination of reportable segments is subjective and is the responsibility of management. Although we note historical disparity in the operating results of ACP, AAON, Inc. and AAON Canada, you have asserted in your letter dated December 19, 2006, that AAON Canada's operating results will converge in the near-term and, in your letter dated June 20, 2006, that the three operating segments have essentially the same future prospects once the appropriate pricing methodologies are fully implemented. As such, we have no further comment at this time.

However, we urge you to consider the guidance in SFAS 131 carefully. If, in the future, the performance of your operating segments does not converge, you should consider whether disaggregated segment disclosure for ACP, AAON Canada and AAON, Inc. is necessary. Similarly, we may also comment on this issue in the future.

Notwithstanding the above, you should continue to discuss your operating results in MD&A by plant, to the extent that you experience differing performance or trends or, to the extent that such information would better explain your overall performance.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant